United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
Thomas Properties Group Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
884453101
(CUSIP Number)
Calendar Year 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  STICHTING PENSIOENFONDS ABP
  98-0140331

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  The Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  2,252,600

  Shared Voting Power

  0

  Sole Dispositive Power

  2,252,600

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  2,252,600

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  9.44%

  Type of Reporting Person (See Instructions)

  N/A

Item 1.

  Name of Issuer

  Thomas Properties Group Inc.

  Address of Issuer's Principal Executive Offices

  515 South Flower Street
  6th floor
  Los Angeles, CA 90071

Item 2.

  Name of Person Filing

  Stichting Pensioenfonds ABP

  Address of Principal Business Office or, if None, Residence

  Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Kingdom of the Netherlands

  Citizenship

  The Kingdom of the Netherlands

  Title of Class of Securities

  Common Stock, par value $0.01 per share

  CUSIP Number

  884453101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
  √   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  2,252,600

  Percent of class:

  9.44%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    2,252,600

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    2,252,600

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date
Stichting Pensioenfonds ABP
/s/ Kim Killion
Signature
Kim Killion
Acting Chief Compliance Officer
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)